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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN MUNICIPALS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 CORPORATE DRIVE
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA K POPRIK 215-504-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN, LLP
(Name – *if individual, state last, first, middle name*)

ONE VALLEY SQUARE, STE 250 TOWNSHIP LINE RD. (Address) BLUE BELL (City) PA (State) 19422-2700 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICIA K. POPRIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN MUNICIPALS INC., as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Virginia M. Coniglio, Notary Public
Lower Makefield Twp., Bucks County
My Commission Expires Nov. 5, 2009
Member, Pennsylvania Association of Notaries

Virginia M. Coniglio
Notary Public

Patricia K Poprik
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First American Municipals, Inc.

Financial Report
December 31, 2006

First American Municipals, Inc.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying balance sheet of First American Municipals, Inc. as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 23, 2007

First American Municipals, Inc.

Balance Sheet
December 31, 2006

Assets

Assets		
Cash and cash equivalents	$	342,390
Deposit with clearing organization		50,000
Receivable from broker-dealers and clearing organizations		43,882
Other		6,576
	$	442,848

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	128,570
Stockholders' Equity		
Common stock, $1 par; authorized 1,000 shares; issued 200 shares; outstanding 151 shares		200
Additional paid-in capital		119,360
Retained earnings		272,776
		392,336
Less common stock held in treasury, 49 shares, at cost		(78,058)
		314,278
	$	442,848

See Notes to Financial Statements.

First American Municipals, Inc.

Statement of Income
Year Ended December 31, 2006

Revenues	
Consulting services	$ 537,500
Commissions and fees	198,574
Other	3,128
Interest	16,217
	755,419
Expenses	
Employee compensation and benefits	501,270
Clearing and regulatory fees	34,389
Contributions	8,005
Depreciation	458
Dues and subscriptions	21,280
Equipment rental	24,167
Insurance	70,577
Office supplies and expense	14,318
Professional fees	11,260
Rent	36,964
Telephone	10,642
Travel and entertainment	14,758
Underwriting	15,000
Utilities	3,447
	766,535
Loss before state and city income taxes	(11,116)
State and city income taxes	8,562
Net loss	$ (19,678)

See Notes to Financial Statements.

First American Municipals, Inc.

Statement of Stockholders' Equity
Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	Treasury
	Shares	Amount	Capital	Earnings	Stock
Balance, January 1, 2006	200	$ 200	$ 119,360	$ 292,454	$ (78,058)
Net loss	-	-	-	(19,678)	-
Balance, December 31, 2006	200	$ 200	$ 119,360	$ 272,776	$ (78,058)

See Notes to Financial Statements.

First American Municipals, Inc.

Statement of Cash Flows
Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net loss	$ (19,678)
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	458
Realized gain on sale of investment	2,754
Change in operating assets and liabilities:	
(Increase) decrease in:	
Prepaid taxes	39,440
Prepaid rent	2,791
Other receivable	(640)
Receivable from broker-dealers and clearing organizations	(9,626)
Increase (decrease) in:	
Accounts payable and accrued expenses	43,349
Net cash provided by operating activities	58,848
Cash Flows from Financing Activities	
Repayments from stockholders	9,071
Net cash provided by financing activities	9,071
Cash Flows from Investing Activities	
Proceeds from sale of investment	7,800
Net cash provided by investing activities	7,800
Net increase in cash and cash equivalents	75,719
Cash and cash equivalents, beginning	266,672
Cash and cash equivalents, ending	$ 342,391
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 4,335

See Notes to Financial Statements..

Note 1. Description of the Business and Summary of Significant Accounting Policies

Description of the Business: First American Municipals, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company does not hold cash or securities for its customers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies is as follows:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition: Commissions and fees from brokerage services are earned upon the closing of a transaction. Fees from consulting services, which are recognized when earned, primarily relate to investment portfolio restructuring.

Income Taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and certain state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no federal income taxes have been recognized in the accompanying financial statements. Provisions for state and city income taxes have been made to the extent applicable states and cities do not recognize, or the stockholders have not elected, "S" corporation status.

Note 2. Pension Plan

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $85,251 in 2006.

Note 3. Commitments

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2007. The Company also leases office space and computer equipment in New York.

New York office space is under a noncancelable operating lease with a term of five years which expires in 2007. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount. New York computer equipment is under an operating lease agreement which expires in 2007.

Future minimum lease payments under these leases are $10,654 for the year ended December 31, 2007.

Rent expense for all operating leases was $63,861 in 2006.

Note 4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $306,711, which was $206,711 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1 as of December 31, 2006.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 23, 2007

First American Municipals, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net capital		
Total stockholders' equity	$	314,278
Total stockholders' equity qualified for net capital		314,278
Less:		
Deductions:		
Other assets		6,576
Unsecured receivable		371
Net capital before haircuts		307,331
Haircuts		620
Net capital	$	306,711
Aggregate indebtedness:		
Items included on balance sheet:		
Accounts payable and accrued expenses	$	128,570
Computation of basic net capital requirements:		
Minimum net capital required	$	100,000
Excess net capital	$	206,711
Excess net capital at 1,500%	$	298,140
Excess net capital at 1,000%	$	293,854
Ratio: aggregate indebtedness to net capital		.42:1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in its unaudited FOCUS report as of December 31, 2006, and the computation made above.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of First American Municipals, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 23, 2007

END